August 31, 2009

By Facsimile to (202) 772-9369 and Edgar

John Cannarella

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

CC: Mr. Bill MacDonald, Esq. (attorney for Toro Ventures- Fax 604-681-4760 )

            Re:      Toro Ventures Inc.

                        Form 10-KSB for the Fiscal Year Ended June 30, 2008

                        Response Letter Dated July 7, 2009

                        File No. 000-51974

Dear Mr. Cannarella,

I received your letter inquiry request for information dated July 28, 2009.

With respect to your request I have immediately commenced my own inquiries, questions and answers regarding items 1-15.  As previously indicated, I have assumed the position of Chief Financial Officer early in 2009 and there has been turn over in the Company with little continuity from the previous administration. I have researched and examined all available documentation available to me in order to be as precise as possible in my response.

Consequently, the questions raised in your letter and the facts relating thereto have been answered to the best of my ability.

Form 10-KSB for the Fiscal Year Ended June 30, 2008

Report of Independent Registered Public Accounting Firm

1 See Attached Report of Independent Registered Public Accounting Firm issued by Fazzari Partners LLP, Chartered Accountants

2 - We will ensure any and all audit reports will include the city and state where issued as required by Rule2-02(a)(3) of Regulation S-X.

3 - A Form 8-K, Item 4.01 Change in Registrants Certifying Accountant will be filed in due course as requested.

4 - We intend to modify the Registrants disclosure to the following in respect of your comments:

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Executive Officers, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon that evaluation, our Executive Officers concluded that our disclosure controls and procedures are adequate to ensure that information required to be disclosed by us in reports that we file or submit to the Securities and Exchange Commission (the "SEC") under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

5 - We have removed the following disclosure as requested:  there have been no changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

6 Management assessed the effectiveness of the Company's internal control over financial reporting using the criteria set forth by the Committee for Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control - Integrated Framework as its framework for the evaluation.  Based on the assessment, management believes that, other than the material weakness (in terms of untimely identifying and resolving accounting and disclosure matters) the Company maintained effective internal control over financial reporting as of June 30, 2008. In addition, the Company has undertaken to have the financial records maintained by an independent external professional accountant.  This accountant will maintain and prepare financial records based on third party information derived from on bank statements, invoices, deposit slips, revenue records and other pertinent financial information.

7 - I will contact your office subsequent to the filing of this reply letter to your office.

8 - We have revised our Exhibit 31.1, paragraph 4 introductory language as per your request as follows:

4.

The registrant's certifying officer(s)  are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

9 - We intend to file an amendment to our Form 10-KSB for the fiscal year ended June 30, 2008.  Accordingly, upon receiving your clearance letter in connection with your comments contained in your letters dated July 28, 2009, May 19, 2009 and any further forthcoming comment letters, we will a Form 10-K/A and follow the Smaller Reporting Company disclosure rules.

Form 10-KSB for the Fiscal Year Ended June 30, 2008

10 The total revenues were presented as accounts receivable but checks totaling $14,295 were in fact received before September 30, 2008.  However, since the Company was in the process of changing banks at that time, the checks weren't actually deposited until October.

11 - We relied on information and reports from the operator of the property for estimated gross proved reserves.  The amortization of $625 relates to the Company's INVESTMENT IN FRANCHISE.  All amortization ever recorded by the Company relates to INVESTMENT OF FRANCHISE only and does not relate to oil and gas investments.  The Company considers itself in the development stage since it has not received any significant revenues.

12 - See response #11 above.

13 - See response #11 above.

14 - Since the Company is not an operator or producer of oil and gas, it is not required to provide the disclosures of SFAS 69.

15 Per your inquiry the Company acknowledges the following:

        The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

        Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

        The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We trust that you will find our above-noted responses to your inquiries satisfactory. Should you have any further questions or comments, please do not hesitate to contact me by phone at (310) 245-4160 and/or by email to ToroVentures@gmail.com or to our corporate attorney fax (604) 681-4760.

Sincerely

Gregory Rotelli

President

Toro Ventures, Inc.

Attachment Report of Independent Registered Public Accounting Firm

September 26, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of:

                                    Toro Ventures Inc.

We have audited the accompanying balance sheet of Toro Ventures Inc. as at June 30, 2008 and the statements of stockholders' equity, operations and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at June 30, 2008 and the results of its operations and cash flows for the year then ended, in conformity with the accounting principals generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company incurred losses from operations since inception, has not attained profitable operations and is dependent upon obtaining adequate financing to fund its operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regards to this matter is also discussed in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The comparative figures were reported on by another accounting firm.

FAZZARI + PARTNERS LLP

Charted Accountants

Licensed Public Accountants